INVESTMENTS FOR YOU, INC.

FINANCIAL STATEMENTS
* * * * * *

September 30, 2025 and 2024

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SEC FILE NUMBER
8-11046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INVESTMENTS FOR YOU, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1040 N MAPLE ST
(No. and Street)

MARYSVILLE	OH	43040
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MAX C. BINGMAN, PRES	937-644-1661	max@maxcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA GROUP LLC
(Name – if individual, state last, first, and middle name)

1250 OLD HENDERSON RD	COLUMBUS	OH	43220
(Address)	(City)	(State)	(Zip Code)

	5344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>MAX C BINGMAN</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>INVESTMENTS FOR YOU, INC</u>, as of <u>SEPTEMBER 30</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Susan L Lykins
Notary Public, State of Ohio
Commission #: 2015-RE-550858
My Commission Expires November 20, 2030

Susan L. Lykins
NOTARY PUBLIC

Signature: *Max C. Bingman*

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Nick DiBartolomeo, CPA

Brian Schneider, CPA

Rick Dumas, CPA

James Peters, CPA



CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Investments For You, Inc.
Marysville, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Investments For You, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Investments For You, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Investments For You, Inc. stated that Investments For You, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investments For You, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investments For You, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
December 29, 2025

1250 Old Henderson Road, Columbus, OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com

INVESTMENTS FOR YOU, INC.
=========================

CONTENTS

Supplemental Information

Exemption Report Disclosures

INVESTMENTS FOR YOU, INC.
==========================

STATEMENTS OF
FINANCIAL CONDITION
As of September 30, 2025 and 2024

ASSETS

	2025	2024
Current Assets		
Cash	$ 41,400.98	$ 64,784.77
Commissions Receivable	46,431.44	16,529.61
Prepaid Regulatory Fees	1,684.31	415.31
Prepaid Expenses	9,270.37	5,982.18
Total Current Assets	$ 98,787.10	$ 87,711.87
Fixed Assets		
Furniture, Fixtures & Equipment	2,325.19	2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$ -	$ -
TOTAL ASSETS	$ 98,787.10	$ 87,711.87

LIABILITIES AND STOCKHOLDER'S EQUITY

	2025	2024
Current Liabilities		
Accounts Payable	$ 5,255.19	$ 33,312.75
Management Fee Payable to Related Parties	9,083.85	7,327.50
Commissions Payable to Related Parties	33,255.16	38.36
Commissions Payable, Sales representatives, net	10,028.62	5,101.65
Accrued Corporate Income Taxes	17.00	848.00
Total Current Liabilities	$ 57,639.82	$ 46,628.26
Stockholder's Equity		
Common Stock	$ 2,000.00	$ 2,000.00
Additional Paid In Capital (Note 2)	34,500.00	34,500.00
Retained Earnings	4,647.28	4,583.61
	41,147.28	41,083.61
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 98,787.10	$ 87,711.87

The accompanying notes are an
integral part of these financial statements
Page 3

INVESTMENTS FOR YOU, INC.

STATEMENTS OF OPERATIONS
For the years ending September 30, 2025 and 2024

	2025	2024
REVENUE		
Commission income - Mutual Funds	$ 99,451.75	$ 79,865.36
Commission income - Mutual Fund Trails	357,193.43	303,112.82
Commission income - Variable Annuities	23,357.18	36,276.69
Other Misc. Commission income	457.43	941.40
Total Revenue	$ 480,459.79	$ 420,196.27
COST OF SALES		
Commissions	327,913.08	275,011.63
Total Cost of Sales	$ 327,913.08	$ 275,011.63
GROSS MARGIN	$ 152,546.71	$ 145,184.64
EXPENSES		
Postage	-	14.31
Broker/Dealer Licenses and Fees	5,438.30	33,198.41
Insurance	9,470.93	7,873.73
Medallion Signature Guarantee Cost	1,930.00	1,930.00
Computer Cost	1,015.60	1,863.67
Travel & Entertainment	392.88	7,144.00
Management Fees	98,854.60	69,970.15
Office Space Rent	6,000.00	5,500.00
Telephone	1,800.00	1,650.00
Marketing & Website Development	4,442.28	4,484.21
Outside Services	5,025.00	2,349.20
Legal and Professional Fees	10,000.00	7,750.00
Training	-	-
Miscellaneous Office Expenses	8,129.37	5,199.12
State Franchise, Local, & CAT Tax	-	50.00
Total Expenses	$ 152,498.96	$ 148,976.80
PROFIT (LOSS) FROM OPERATIONS	$ 47.75	$ (3,792.16)
OTHER INCOME		
Interest Income	$ 32.92	$ 575.65
FEDERAL INCOME TAXES		
Less: Provision For Federal Income Taxes	$ 17.00	$ 798.00
NET INCOME (Loss)	$ 63.67	$ (4,014.51)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ 0.32	$ (20.07)

The accompanying notes are an
integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ending September 30, 2025 and 2024

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of September 30, 2023	$2,000.00	$34,500.00	$8,598.12	$45,098.12
Net Income (Loss)	$0.00	$0.00	($4,014.51)	($4,014.51)
Balance as of September 30, 2024	$2,000.00	$34,500.00	$4,583.61	$41,083.61
Net Income (Loss)	$0.00	$0.00	$63.67	$63.67
Balance as of September 30, 2025	$2,000.00	$34,500.00	$4,647.28	$41,147.28

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.
========================

STATEMENTS OF CASH FLOWS

For the years ending September 30, 2025 and 2024

	September 30, 2025	September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME (LOSS)	$ 63.67	$ (4,014.51)
(Increase) Decrease in:		
Commissions Receivable	(29,901.83)	31,748.25
Prepaid Regulatory Fees	(1,269.00)	175.25
Prepaid Expenses	(3,288.19)	2,136.23
Increase (Decrease) in:		
Accounts Payable	(28,057.56)	22,155.39
Management Fee Payable	1,756.35	7,327.50
Commissions Payable to Related Parties	33,216.80	(219,683.97)
Commissions Payable, Sales representatives, net	4,926.97	(2,480.93)
Accrued Corporate Income Taxes	(831.00)	(2,139.00)
NET CASH INCREASE (DECREASE) FROM:		
- OPERATING ACTIVITIES	$ (23,383.79)	$ (164,775.79)
CASH FLOWS FROM INVESTING ACTIVITIES:	$ -	$ -
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of stock	$ -	$ -
NET CASH INCREASE (DECREASE) FROM:		
- FINANCING ACTIVITIES	$ -	$ -
NET CASH INCREASE (DECREASE)	$ (23,383.79)	$ (164,775.79)
CASH AT THE BEGINNING OF THE PERIOD	64,784.77	229,560.56
CASH AT THE ENDING OF THE PERIOD	$ 41,400.98	$ 64,784.77

The accompanying notes are an
integral part of these financial statements

=============================

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Investments For You, Inc. (the Company) is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and the State of Ohio Division of Securities.

The Company was established on October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions and Revenue Recognition

The Company receives commissions from the sale of securities. Commission revenue is recognized on the settlement date of the security sale. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2025 and 2024 due to management's belief that all amounts are collectible.

Property and Equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising Costs and Expensing

Advertising costs are expensed in the period in which the costs are incurred. The advertising costs for the years ended September 30, 2025 and 2024 was $4,442 and $4,484, respectively.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers.* ASU 2014-09 clarifies the accounting principles for recognizing contract revenue between a vendor and a customer for the provision of goods and services. The update is effective for the Company's fiscal year ending September 30, 2020. Management is in the process of determining the effect of this change on its accounting and disclosure of revenue activity.

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, *Financial Instruments - Credit Losses* (Topic 326). This new guidance related to the accounting for credit losses on financial instruments and introduced an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The Company's adoption of the new standard on its effective date of July 1, 2020 had no impact on its financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President and Company's sole shareholder's other business. The Company was obligated to pay 6% of gross commissions in the form of a management fee for the fiscal year ending September 30, 2020. This management fee was to cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones, and secretarial support. The management fee expense for the year ended September 30, 2020 was $59,703. At September 30, 2020, the company owed $1,201 to related party entity under common control of the Company's President and sole shareholder. For the fiscal year ending September 30, 2021, the Company's management contract was amended to comply with FINRA's Rules so that the Company was paid based upon actual time and costs incurred by the related party entity. The management fee for year ending September 30, 2025 and 2024, respectively, was $98,854.60 and $69,970.15. Additionally, as of September 30, 2025 and 2024, the company owed $33,255.16 and $38.36, respectively to the President in the form of commissions on the sale of securities.

Commissions expense contains $230,250.00 and $222,000.00, respectively in 2025 and 2024, to the Company's owner.

NOTE 3 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 200 shares issued and outstanding as of September 30, 2025 and 2024.

NOTE 4 - INCOME TAXES

The provision for Federal income taxes consists of the following:

Year ending September 30,	
2025	2024
-------------	-------------
$ 17.00	$ 798.00

NOTE 4 - INCOME TAXES (Continued)

Following is reconciliation between book income and taxable income:

	Year ending September 30,	
	2025	2024
Net income (loss) before Federal income taxes (rounded)	$ 64	($ 4,015)
Non-deductible expenses for tax purposes	$ 0	$ 7,144
Taxable income	$ 64	$3129
Federal Tax Liability	$ 17	$ 798
State and Local Tax Liability	$ 0	$ 50

The Company files a federal income tax return. The provision for income taxes included in the accompanying statements of operations was computed by applying statutory rates to income before taxes.

Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2025 and 2024, a valuation allowance was not recorded as no deferred tax assets were recognized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

The Company accounts for uncertainty in income taxes in its financial statements as required by generally accepted accounting principles. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. Management determined there were no material uncertain positions taken by the Company in its tax returns.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 29, 2025, the date of the Independent Registered Public Accounting Firm's Report, which is the date the financial statements were available to be issued. There have been no significant subsequent events.

NOTE 6 – COVID-19

During March 2020, the state and federal government issued stay at home and social distancing recommendations to combat the COVID-19 global pandemic. As a result, numerous local businesses were closed and employees were laid off. The Company has made operational modifications to comply with the above recommendations, but continues to offer its services as of the audit report date. There has not been a material disruption to operations that would constitute a going concern. The Company believes its current activity levels are enough to withstand the effects as of the pandemic through the following 12 months from the report date. The Company is unable to project what other effects this pandemic will have beyond the current restrictions, however management and the stockholders have no intention of ceasing operations.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered securities dealer, the Company is subject to SEC's Uniform Net Capital Rule 15c3-1, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Under the rule, the ratio of Aggregate Indebtedness to the Net Capital should not exceed 15 to 1. At September 30, 2025, the Company's "Net Capital" was $24,399.60, which exceeded the requirements by $19,399.60. The ratio of "Aggregate Indebtedness" to "Net Capital" was 2.36 to 1 at September 30, 2025.

NOTE 8 – CONTINGENCIES

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote. As of September 30, 2025, the Company has not accrued for any such claims or other contingencies.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders of documents, testimony and information in connection with various aspects of its regulated activities.

NOTE 9 – RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Receivables are uncollateralized and due under normal trade terms. The Company generally collects receivables within 30 days and does not charge interest on items with dates over 30 days old. The carrying amount of receivables is reduced by a

valuation allowance that reflects management's best estimate of the amounts that will not be collected. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at September 30, 2025, all receivables were considered collectible and have been collected prior to this report

NOTE 10 – REPORTABLE SEGEMENT DISCLOSURE

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified Max C. Binman, President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Supplementary Schedules), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant account policies.

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.
==========================

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
AS INCLUDED IN PART IIA OF FORM X-17A-5
As of September 30, 2025 and 2024

	September 30, 2025	September 30, 2024
Total Assets	98,787.10	87,711.87
Total Liabilities	(57,639.82)	(46,628.26)
Net Worth	41,147.28	41,083.61
Increase (Decrease)		
Non-allowable assets	(16,747.68)	(9,095.84)
Haircuts on Securities	-	-
Audited Net Capital	$ 24,399.60	$ 31,987.77
Unaudited Net Capital Per Focus Repor	24,399.60	31,987.77
Difference	$ -	$ -

INVESTMENTS FOR YOU, INC.
=========================

COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15C3-1
As of September 30, 2025

	September 30, 2025
Stockholder's equity	$ 41,147.28
Non-allowable assets	
Cash - Restricted	(200.00)
Prepaid Regulatory Fees	(1,784.31)
Prepaid Insurance	(8,970.37)
Receivable - 12b-1 fees	(5,793.00)
Total non-allowable assets	(16,747.68)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$ 24,399.60
Haircuts on securities	-
Net Capital	$ 24,399.60
MINIMUM NET CAPTIAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTNESS OF $46,628.26	$ 5,000.00
EXCESS NET CAPITAL	$ 19,399.60
NET CAPITAL LESS THE GREATER OF 120% OF THE MINIMUM NET CAPITAL REQUIREMENT ($6,000) or 10% OF AGGREGATE INDEBTEDNESS OF $46,628.26	$ 6,000.00
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.36 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts Payable	$ 14,339.04
Commissions Payable to Related Parties	33,255.16
Commissions Payable, Sales representatives, net	10,028.62
Accrued Corporate Income Taxes	17.00
Total Aggregate Indebtedness	$ 57,639.82

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(1), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

EXEMPTION REPORT DISCLOSURES

Nick DiBartolomeo, CPA

Brian Schneider, CPA



CPA GROUP

Rick Dumas, CPA

James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Investments For You, Inc.
Marysville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Investments For You, Inc. as of September 30, 2025 and 2024, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Investments For You, Inc.'s management. Our responsibility is to express an opinion on Investments For You, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investments For You, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of Reconciliation with Company's Computation of Net Capital as included in Part IIA of Form X-17A-5, Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, and Computation of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Investments For You, Inc.'s financial statements. The supplemental information is the responsibility of Investments For You, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Reconciliation with Company's Computation of Net Capital as included in Part IIA of Form X-17A-5, Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, and Computation of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Investments For You, Inc.'s auditor since 2018.
Columbus, Ohio
December 29, 2025

EXEMPTION REPORT

Investments For You, Inc.(the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1), and the Company met the exemption provisions throughout the year ended September 30, 2025 and 2024 without exception.

I, Max C. Bingman, President of Investments For You, Inc., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: December 29, 2025

Max C. Bingman, President